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                                                                    EXHIBIT 99.2

                         BEACON PROPERTIES CORPORATION
                           50 ROWES WHARF, 6TH FLOOR
                          BOSTON, MASSACHUSETTS 02110

                                                               November   , 1997

Dear Preferred Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Beacon Properties Corporation ("Beacon") to be held on December 19, 1997, at 9:00 a.m., Boston time, at State Street Bank, 225 Franklin Street, Boston, Massachusetts (the "Beacon Special Meeting").

     At the Beacon Special Meeting, you will be asked to approve the merger (the "Merger") of Beacon with and into Equity Office Properties Trust ("EOP") and the Agreement and Plan of Merger, dated as of September 15, 1997, as amended (the "Agreement"), by and among Beacon, Beacon Properties, L.P., EOP and EOP Operating Limited Partnership. Pursuant to the Agreement, Beacon will merge with and into EOP, with EOP being the surviving company. As a result of the Merger, you will be entitled to receive one 8.98% Series A Cumulative Redeemable Preferred Share, liquidation preference of $25.00 per share, of EOP for each share of 8.98% Series A Cumulative Redeemable Preferred Stock, liquidation preference of $25.00 per share, of Beacon held by you at the effective time of the Merger. Approval of the Merger and the Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Beacon preferred stock.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, BEACON AND ITS STOCKHOLDERS. THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND THE AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AND THE AGREEMENT.

     The accompanying Proxy Statement/Prospectus provides detailed information concerning the proposed Merger, the reasons for your Board of Directors' recommendation of the Merger and the Agreement and certain additional information, including, without limitation, the information set forth under the heading "RISK FACTORS," which describes, among other items, potential adverse effects to Beacon preferred stockholders as a result of the Merger. We urge you to carefully consider all of the information in the Proxy Statement/Prospectus. IT IS IMPORTANT THAT YOUR SHARES OF BEACON PREFERRED STOCK BE REPRESENTED AT THE BEACON SPECIAL MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE BEACON SPECIAL MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE BEACON SPECIAL MEETING.

                                          Sincerely,

                                          EDWIN N. SIDMAN
                                          Chairman of the Board